UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

      Form C: Offering Statement

☐   Form C-U: Progress Update

☐   Form C/A: Amendment to Offering Statement

      ☐   Check box if Amendment is material and investors must reconfirm within five business days.

✔   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of Issuer:

MINNA Goods, LLC

Legal status of Issuer:

      Form:

      LLC

      Jurisdiction of Incorporation/Organization:

      New York

      Date of Organization:

      December 29, 2014

Physical Address of Issuer:

421 Warren Street
Hudson, NY 12534

Website of Issuer:

https://www.minna-goods.com/

Current Number of Employees:

The Company currently has 9 employees.

	Most recent fiscal year-end 2022	Prior fiscal year end 2021
Total Assets	$1,123,868.20	$437,941.31
Cash & Cash Equivalents	$522,898.84	$101,930.50
Accounts Receivable	$81,257.06	$47,013.56
Short-term Debt	$81,257.06	$86,539.31
Long-term Debt	$949,109.14	$248,571.06
Revenues/Sales	1,051,396.01	$1,511,938.33
Cost of Goods Sold	415,242.84	622,109.04
Taxes Paid	$1,000	$1,000
Net Income	$ -347,431.30	$ -118,569.64


[•], 2023

FORM C-AR

MINNA Goods, LLC

MINNA


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Minna Goods, LLC (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF(§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.minna-goods.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section lS(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is [___], 2023

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-A R and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions. expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. You should assume that the information contained in this form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Minna is a retailer of ethically made home goods, formed in the State of New York as a limited liability company on December 29, 2014. Minna became a Certified B Corporation on October 25, 2021.

The Company is located at 421 Warren Street, Hudson, NY, 12534.

The Company's website is https://www.minna-goods.com/ .

The Company conducts business in the State of New York and sells products through the internet throughout the United States and internationally.

The information available on or through our website is not a part of this Form C-AR.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

The Company's revenue has been adversely affected by brick and mortar closures, increases in shipping costs and longer lead times for the sourcing of raw materials as a result of the pandemic.

The Company relies on its manufacturing partners to remain operational and on the availability of source materials that may be affected by pandemics and other global crises. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Sara Berks, our Founder and CEO. The Company does not have an employment agreement with Sara Berks, and there can be no assurance that it will do so or that she will continue to be employed by the Company for a particular period of time. The loss of Sara Berks could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The market for the home furnishings industry is highly competitive.

We may need to compete with other established competitors. We compete with these other businesses on the basis of quality and price of products and/or services offered and overall customer experience. The home furnishings industry is characterized by the continual introduction of new concepts and is subject to rapidly changing customer preferences and legal regulations. The entrance of new competitors into our markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the home furnishings industry. There can be no assurance that such competitors will not be more successful than us, based on imitation or otherwise. Any inability to compete successfully with competitors, shifts in customer preferences away from home furnishings or our inability to develop new products or services that appeal to customers may negatively affect revenues.

We may be adversely affected by fluctuations in raw materials and energy costs.

Increases in the prices of the components and raw materials used in our products could negatively affect the sales of our merchandise and our product margins. Changes in prices for raw materials are dependent on a number of factors beyond our control, including macroeconomic factors that may affect commodity prices (including prices for oil, lumber and cotton); changes in supply and demand; general economic conditions; significant political events; labor costs; competition; import duties, tariffs, anti-dumping duties and other similar costs; currency exchange rates and government regulation; and events such as natural disasters and widespread outbreaks of infectious diseases (such as the recent outbreak of COVID-19). In addition, energy costs have fluctuated dramatically in the past and, in recent periods, energy prices have been declining and could experience significant volatility in the near term. Depending on the nature of changes in these different factors that affect our business, we may experience an adverse impact on our business for different reasons including increased costs of operation or decreased product margins.

We will incur significant expenses due to the implementation of our business strategy.

We are subject to substantial risks, expenses and difficulties frequently encountered in the implementation of our business strategy. Even if we are successful in developing new products, it may require us to incur substantial, additional expenses, including, without limitation, advertising and promotional costs. Accordingly, we may incur additional losses in the future as a result of the implementation of our business strategy, even if revenues increase. In addition, we hope to experience growth in our operations, which will place significant demands on our management, operational and financial infrastructure. If we do not effectively manage its growth, we may fail to timely deliver products to our customers in sufficient volume, and the quality of our products could suffer, which could negatively affect our operating results. To effectively manage this growth, we will need to hire additional persons, and will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These additional employees, systems enhancements and improvements will require significant capital expenditures and management resources. Failure to implement these improvements could hurt our ability to manage growth and our financial position.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

Description of the Business

MINNA is a design-led, B Corp certified brand that creates ethically made home goods rooted in traditional craft techniques. We collaborate with artisan groups in Latin America to create handmade pieces for the modern home. By combining a contemporary, exclusive design sensibility with traditional craft techniques, we are able to bring artisan crafts to a wider audience. In doing so, we create and sustain jobs, while also ensuring that ancient and indigenous craft techniques are preserved.

Business Plan

The Company plans to significantly expand its business by increasing profitability for its current products and creating new products and styles. By removing our wholesale tier, we can make pricing more accessible while having an overall higher profit margin. The capital we raise here will empower us to expand our marketing and product development as we continue to grow and scale our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Bedding/Blankets/Pillows	Handwoven blankets, duvets, pillows, pillowcases. Materials: cotton, natural dyes, alpaca	Direct-to-Consumer, Trade, Wholesale, Brick-and-mortar
Kitchenware	Handcrafted glassware, coasters, dishes, flatware, placemats, tablecloths. Materials: cotton, glass, recycled glass, recycled plastic, jute, ceramic	Direct-to-Consumer, Trade, Wholesale, Brick-and-mortar
Rugs	Handwoven rugs and mats. Materials: cotton, wool, alpaca, natural dyes, jute	Direct-to-Consumer, Trade, Wholesale, Brick-and-mortar
Bath Textiles	Handwoven towels, robes, bathmats. Materials: cotton, wool, alpaca, natural dyes, jute, recycled plastic	Direct-to-Consumer, Trade, Wholesale, Brick-and-mortar
Baskets	Handwoven baskets. Materials: cotton, recycled plastic, jute, palm leaves	Direct-to-Consumer, Trade, Wholesale, Brick-and-mortar
Art	Original Watercolor paintings	Direct-to-Consumer, Trade, Brick-and-mortar
Home Décor and Accessories	An assortment of sourced goods, curated from other brands such as candles, ceramics, dinnerware, books, furniture, jewelry, apothecary, etc.	Direct-to-Consumer, Trade, Wholesale, Brick-and-mortar

Competition

MINNA sits at the perfect junction between two rapidly expanding industries: the artisan sector and the direct to consumer home goods industries. The global home decor market is roughly 616 billion dollars, and the U.S. market alone is at 150 billion dollars. The artisan sector generates an estimated 34 billion dollars annually.

The home decor industry varies from small independent designers to large, mass-produced companies. When we consider our competition, we look to see what their design perspective is: is it unique and contemporary, is it mainstream and safe, are they curating only with products that can be found elsewhere? We then consider how it's made: is it small batch, do they have scalable handmade processes in place, is it mass-manufactured with a lack of transparency? Given the market, MINNA has singular positioning with a clear, design perspective and certified transparency practices.

Customer Base

We sell our products to a direct-to-consumer market online, brick-and-mortar, to the trade, and to other retail partners. Some of our high profile retailers include DWR, Nordstrom, and Food52. Our direct customer base shops with their values and are willing to pay a premium for ethically made goods. Currently, our end-customer base is made up of 25-45 year-olds mostly centered in the North East, California, and major metropolitan areas, though we are quickly gaining traction and brand awareness outside of those areas. Our customer base skews female.

Supply Chain

We work in partnership with over 26 artisan groups throughout Latin America. We refer to our working method as a decentralized hub-and-spoke supply chain. In each region, we have a logistics team facilitating everything from material acquisition, to production updates, to product consolidation, before shipping to our warehouse in Upstate New York, where we distribute to all of our sales channels.

We began our artisan partnerships in 2015 with two groups in Mexico and two groups in Guatemala. Year over year we've expanded our work adding additional groups in Mexico and Guatemala, and onboarding new techniques and partners in Peru, Uruguay, and Bolivia. By replicating our scalable handmade working method, we can effectively begin onboarding additional partners.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
Reg #: 6045267	MINNA	Trademark. Service Mark.	March 26, 2019	May 5, 2020	United States
Reg #: VA0002144097	Abstract Throw	Copyright – Visual Material	2017-02-01	2018-12-20	United States
Reg #: VA0002145413	Dream Rug	Copyright – Visual Material	2018-02-01	2018-12-20	United States
Reg #: VA0002087704	Split Pillow	Copyright – Visual Material	2015-08-15	2017-08-07	United States
Reg #: VA0002161315	Formas II Pillow	Copyright – Visual Material	2016-02-01	2018-12-20	United States
Reg #: VA0002161312	Formas I Pillow	Copyright – Visual Material	2016-02-01	2018-12-20	United States
Reg #: VA0002087705	Cartographer Pillow	Copyright – Visual Material	2015-08-15	2017-08-07	United States
Reg #: VA0002087706	Mountain Pillow	Copyright – Visual Material	2015-08-15	2017-08-07	United States

Reg #: VA0002191190	Norma Rug	Copyright – Visual Material	2019-09-01	2019-10-03	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

<h1 style="text-align:center">DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS</h1>

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sara Berks	Founder, CEO	Founder and CEO at MINNA Goods, LLC, Jan 2013 - current	BFA in Graphic Design from the School of Visual Arts (2010)

Biographical Information

Sara Berks: Meet Sara, the visionary founder and CEO behind MINNA. Named one of Dwell Magazine's '30 Emerging Talents in the World of Design,' Sara's singular style and conscience-driven work are beloved internationally. A weaver and painter, Sara has a distinct understanding of what it takes to create timeless pieces for the home. Her design background from SVA helped hone the identity of MINNA, but ultimately it was her passion for learning about artisanal textiles that led her to work in Latin America. Sara's dedication to honoring these artisans has led to creating steady workstreams through MINNA that aid in craft preservation and job creation in Mexico, Guatemala, Uruguay, Bolivia, and Peru.

Why the name MINNA? The name MINNA comes from Sara's maternal grandmother's name, dropped upon her arrival to the United States from Germany in 1940. Sara loved this story: nostalgic with a touch of rebellion.

Other Key Persons

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Manpreet Kaur Kalra	Business Partner, Chief Impact and Communications Officer, Social Impact and Equity Advisor	Founder, Art of Citizenry	BS, Communication - Corporate Public Relations, Boston University Master of Jurisprudence, University of Washington School of Law

Biographical Information

Manpreet Kaur Kalra is a social impact and equity advisor, anti-racism educator, and writer working to decolonize the way we approach impact. With a background in corporate communication and brand marketing, Manpreet's work focuses on how impact-driven organizations can co-create solutions that promote equitable, anti-racist and innovative work environments by rethinking how businesses approach and communicate impact. She educates using a variety of mediums, including the Art of Citizenry Podcast, where she shares her nuanced and unfiltered insights on building a more just and equitable future. As a highly acclaimed speaker, Manpreet has led workshops, lectured at universities, and delivered keynotes at universities and organizations around the world including Cornell

University, University of Southern California Global Policy Institute, University of Arts London, and the World Fair Trade Organization. Her powerful talks range from Ethical Storytelling to Anti-racism in Global Development. She is the Chief of Impact and Communication at MINNA, a design-driven textile brand collaborating with artisan partners in Latin America. She currently serves on the Fair Trade Federation's Justice, Equity, Diversity, and Inclusion (JEDI) Committee. Manpreet is also currently pursuing a Master of Jurisprudence with a focus on Sustainable International Development at the University of Washington School of Law.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 9 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's outstanding capital consists of:

Type	Common Unit
Amount Outstanding	10,000,000
Par Value Per Share	N/A
Voting Rights	1 vote per Common Unit
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional common units at a later date. The issuance of such additional common units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security .	100%

Type	Simple Agreement for Future Equity (SAFE)
Amount Outstanding	$105,000
Par Value Per Share	N/A
Voting Rights	N/A
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Securities issued pursuant to Regulation CF

Type	Units of Crowdfunding SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$57,551
Voting Rights	N/A
Anti-Dilution Rights	None.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Economic Injury Disaster Loan
Creditor	U.S. Small Business Administration
Amount Outstanding	$162,872.21
Interest Rate and Amortization Schedule	Interest Rate: 3.75% per annum Amortization Schedule: Installment payments, including principal and interest, of $731.00 Monthly. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note.
Description of Collateral	All tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code.
Other Material Terms	None.
Maturity Date	5/21/2050
Date Entered Into	5/21/2020

Type	Promissory Note
Creditor	Columbia Economic Development Corporation
Amount Outstanding	$19,733.11
Interest Rate and Amortization Schedule	Interest Rate: 5.00% per annum Amortization Schedule: Commencing on March 15, 2019 and continuing on the 15th day of each month thereafter until February 15, 2025, borrower shall pay to Lender 72 equal consecutive monthly payments of principal in the amount of $724.72 plus accrued interest with such payments to fully amortize the principal balance of the Loan over a six (6) year amortization period.

Description of Collateral	Second lien on property located at 316 East Camp Road, Germantown, New York, and lien on all business assets.
Other Material Terms	Events of Default include, among others, the "death or incompetency of Sara Berks" and cross default of any other indebtedness of the borrower.
Maturity Date	February 15, 2025
Date Entered Into	February 15, 2019

Type	Promissory Note
Creditor	Columbia Economic Development Corporation
Amount Outstanding	$6,678.93
Interest Rate and Amortization Schedule	Interest Rate: 7.25% per annum Amortization Schedule: Commencing on March 15, 2019 and continuing on the 15th day of each month thereafter until February 15, 2025, borrower shall pay to Lender 72 equal consecutive monthly payments of $429.23 including principal and interest with such payments to fully amortize the principal balance of the Loan over a six (6) year amortization period.
Description of Collateral	Second lien on property located at 316 East Camp Road, Germantown, New York, and lien on all business assets.
Other Material Terms	Events of Default include, among others, the "death or incompetency of Sara Berks"
Maturity Date	February 15, 2025
Date Entered Into	February 15, 2019

Type	Term Loan Credit Facility
Creditor	Banco Actinver, S.A.
Amount Outstanding	$854,783.13
Interest Rate and Amortization Schedule	Interest Rate: 10% APR Amortization Schedule: Payments to be made once every two months.
Description of Collateral	All goods, Accounts (including health-care receivables), Equipment, Inventory, contract rights or rights to payment of money, leases, license agreements,

	franchise agreements, General Intangibles, commercial tort claims, documents, instruments (including any promissory notes), chattel paper (whether tangible or electronic), cash, deposit accounts, fixtures, letters of credit rights (whether or not the letter of credit is evidenced by a writing), securities, and all other investment property, supporting obligations, and financial assets, whether now owned or hereafter acquired, wherever located; and all Borrower's Books relating to the foregoing, and any and all claims, rights and interests in any of the above and all substitutions for, additions, attachments, accessories, accessions and improvements to and replacements, products, proceeds (both cash and non-cash) and insurance proceeds of any or all of the foregoing.
Other Material Terms	Cross-Default to any other loan or any other agreement.
Maturity Date	12/1/2028
Date Entered Into	12/1/2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Sara Berks	8,800,000 Units of Membership Interests	88%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

MINNA Goods, LLC (the "**Company**") was formed on December 29, 2014 under the laws of the State of New York, and is headquartered in Hudson, NY. Minna became a Certified B Corporation on October 25, 2021.

Cash and Cash Equivalents

As of January 18, 2022, the Company had an aggregate of $444,324.72 in cash and cash equivalents, consisting of: $104,324.72 in cash, $55,000.00 in accounts receivable and $285,000 in inventory, leaving the Company with approximately 6 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the immediate future but is planning for additional brick-and-mortar and pop-up locations in 2023 and beyond.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR. Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons or involving conflicts of interest in the last fiscal year.

From 2014 to 2017, the Company maintained a business relationship with Otherwild, a retail store in Los Angeles. The owner of Otherwild is the Company's founder's cousin. Otherwild purchased an estimated $10,000 in product from the Company and the Company purchased an estimated $1,000 in products from Otherwild. The relationship terminated in 2017.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Signature)

[]   Sara Berks
_____
(Name)

_____
CEO, MINNA Goods

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

_____
(Signature)

Sara Berks
_____
Sara Berks

_____
Manager/ Director

3/4/2023
_____
(Date)

/s/ _____
(Signature)

_____
Sara Berks

_____
CEO, MINNA Goods

3/4/2023
_____
(Date)

EXHIBIT A

Financial Statements